Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table set forth our ratio of earnings to fixed charges and preferred stock dividends for each of the periods indicated:

	Six Months Ended June 30, 2014	For the year ended December 31, 2013	For the period September 25, 2012 (commencement of operations) to December 31, 2012
Fixed charges	$2,224,976	$3,055,887	—
Preferred stock dividends	—	—	—
Combined fixed charges and preferred stock dividends	$2,224,976	$3,055,887	—
Fixed charges	$2,224,976	$3,055,887	—
Net Income (Loss)	$13,811,145	$(1,913,602)	$(536,401)
Earnings available to cover fixed charges	$16,036,121	$1,142,285	$(536,401)
Ratio of Earnings to Fixed Charges	7.2x	0.37x	—
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends(1)	7.2x	0.37x	—

(1)	Fixed charges consist of interest expense for the six months ended June 30, 2014 and the fiscal year ended December 31, 2013. There were no fixed charges for the period ended December 31, 2012.

We computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. We computed the ratio of earnings to combined fixed charges and preferred share dividends by dividing earnings by the sum of fixed charges and dividends on outstanding preferred shares. In each case, earnings represent Net Income (Loss) plus fixed charges and preferred share dividends, if any. Fixed charges include interest expense. During the periods presented in the table above, no preferred shares were outstanding. For the fiscal year ended December 31, 2013, earnings were insufficient to cover fixed charges and combined fixed charges and preferred share dividends by approximately $1.9 million.